CYBER DIGITAL, INC.

400 Oser Avenue, Suite 1650

Hauppauge, NY 11778

Tel: 631-231-1200

November 2, 2005

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Washington, D.C. 20549

Attn: Daniel F. Zimmerman, Staff Attorney and Larry Spirgel, Assistant Director

Re: Cyber Digital, Inc.

Registration Statement on Form SB-2

File No. 333-128514

Greetings:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Cyber Digital, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement, and all exhibits thereto, on Form SB-2 (File No. 333-128514) filed on September 23, 2005 (the "Registration Statement").

The Registration Statement covered the resale of certain shares of the Registrant's common stock by certain stockholders of the Registrant. The Registration Statement has not been declared effective and no shares of common stock of the Registrant have been or will be resold pursuant to the Registration Statement.

The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the aforementioned Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

We request this withdrawal because we believe under certain aspects of our Investment Agreement with Dutchess Private Equities Fund, LP, pursuant to which the SB-2 was filed to register shares for resale by Dutchess, the private placement to Dutchess would not be considered complete.

If you have any questions regarding this matter, please contact our securities counsel, April Frisby at (949) 475-9086.

Thank you for your attention to this matter.

Sincerely,

/s/ J.C. Chatpar

J.C. Chatpar

Chief Executive Officer